Form 10-K, Exhibit 13
IDS SHURGARD INCOME GROWTH PARTNERS L P III
filed 1995-03-31
CIK 843024

IDS3-EGR.DOC -- Page 7
MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS
      From 1992 to 1994 the Partnership's revenues and expenses increased primarily due to the acquisition of new storage centers. The Partnership acquired the following: in February 1994, Sacramento and San Lorenzo; in May 1994, Castro Valley Office Building; in August 1993, Castro Valley, Newark, San Leandro and Tracy; in February 1992, Dobson Ranch; in March 1992, Norcross, Stone Mountain, Tucker, Forest Park and Rochester. The average occupancy of all the Partnership's centers was 90% at December 31, 1994.
      The three facilities acquired in 1994 produced $852,000 in revenues and $536,000 in earnings. Average occupancies for these facilities at December 31, 1994 were 85%, 88% and 100% for Sacramento, San Lorenzo and Castro Valley Office Building, respectively.
      Revenues for the four storage centers purchased in 1993 increased 7% in 1994 over their annualized 1993 results, while comparable operating expenses rose by only 2%. These combined to provide a 9% increase in 1994 earnings for these centers compared to their annualized 1993 operating results. Annual occupancies for these six centers, which averaged 91% during 1993, rose slightly to an average of 92% during 1994.
      Revenues for the ten properties purchased between 1991 and 1992 rose 18% from 1992 to 1993 and 14% from 1993 to 1994. Operating expenses only rose 7% and 3%, respectively. This provided a 23% increase in 1994 earnings for these centers compared to 1993. Annual occupancies for these ten centers, which averaged 74% during 1992 and 84% during 1993, rose to an average of 93% during 1994.

LIQUIDITY AND CAPITAL RESOURCES
      Cash From Operations: Cash from operating activities rose each year from 1992 to 1994 as a result of increased earnings mainly due to the acquisition of storage centers.
      Investing Activities: In 1992, the Partnership purchased six storage centers for a total of $10.7 million. These stores are located in the Phoenix, Arizona; Atlanta, Georgia; and Detroit, Michigan metropolitan areas. Also, the Partnership invested approximately $602,000 during 1992 improving those storage centers to maximize their property value and revenue generating capability.
      In 1993, the Partnership invested $237,000 in existing facilities, including office remodeling at Norcross, Stone Mountain, Tucker and Forest Park and new signage at Rochester. The Partnership also purchased four storage centers during the third quarter of 1993 at a total cost of $13.3 million. The Partnership acquired a security interest in two additional properties as part of a binding purchase agreement with the same seller. These two centers were purchased on February 10, 1994, for $5.7 million. All six California properties are subject to similar terms under the purchase and sales agreements. These agreements provide the Partnership a 10% return on funds invested for the first three years. All of these storage centers are located in northern California in the San Francisco Bay and Sacramento areas and they range in size from 58,000 to 69,000 net rentable square feet. Additionally, in March 1994, the Partnership purchased an office building from the same seller at a total cost of $500,000.
      In 1994, the Partnership invested $157,000 in existing facilities. These improvements included new signage at Castro Valley, Newark, San Leandro and Tracy. Security improvements were also made at the Gilbert Dobson Ranch, Castro Valley, Newark and Tracy facilities. As part of Stone Mountain and Forest Park's original acquisitions, the Partnership acquired undeveloped land adjacent to each storage center. The Partnership has listed both parcels, with a local real estate broker in Atlanta, for resale. Planned improvements for 1995 total approximately $123,700 and are expected to be funded from operations and cash reserves.
      Financing Activities: Financing activities for 1992 consisted of the completion of fundraising for the Partnership, with total capital proceeds totaling $7.3 million. The syndication costs associated with fundraising (including the 1-1/4% investor servicing fee) were $726,000 in 1992.
       During  1993,  the  Partnership  acquired  $10,821,000  of  debt  in conjunction with the purchase of the six storage centers in the San Francisco area. This debt was comprised of an $8 million bank note and $2,821,000 in seller notes. Seller's notes require quarterly interest payments to the extent any center's net operating income, as defined, exceeds 10% of the Partnership's investment in the related center. Annual payments are due under conditions provided in the note agreement based on each center's performance.
      During 1994, the Partnership consolidated existing outstanding notes payable totaling $8 million and borrowed an additional $1.5 million. This new note matures April 1, 2001 and bears an interest rate of 8.125% until May 1, 1995, at which time it reprices and can be fixed for various periods at the Partnership's option. The terms of this note provide the Partnership the option to borrow up to an additional $3 million. It may be necessary for the Partnership to borrow under this provision to meet the future repayment obligations of the seller's notes to the extent they cannot be funded from operating cash flow. Cash proceeds from the additional borrowing under this note were used to make $580,000 in payments on the seller's notes taken in 1993 and fund the $500,000 purchase price of the Castro Valley office building. Additionally, the Partnership made the final payments of $651,000 on the seller's notes that originated with the purchase of the Tracy and San Leandro storage centers. Principal payments on the seller's notes that originated with the purchase of the Castro Valley and Newark storage centers are due March 31, 1995 and total approximately, $378,900.
      Distributions  To  Partners:   Annualized  distributions  rates  were
7.125%,   6.125%   and   6.0%  for  1994,  1993  and  1992,   respectively.
Distributions are expected to continue on a quarterly basis and will reflect the Partnership's future operating results and cash position.

SELECTED FINANCIAL INFORMATION
                            At or For the Year Ended December 31,
                 ---------------------------------------------------------------
                     1994        1993        1992          1991        1990*
                ------------ ------------ ------------ ------------  -----------
 Rental Revenue $  6,608,932 $  4,109,845 $  2,572,560 $    354,807  $    _
                ============ ============ ============ ============  ===========
 Interest and Other
  Income        $     56,948 $    230,099 $    333,318 $    583,711  $   207,398
                ============ ============ ============ ============  ===========
 Earnings       $  1,655,334 $  1,426,673 $  1,065,304 $    607,355  $   198,114
                ============ ============ ============ ============  ===========
 Earnings per Unit of
  Limited Partnership
  Interest      $      13.19 $      11.37 $       8.98 $       9.76  $      7.55
                ============ ============ ============ ============  ===========
 Distributions to
  Limited
  Partners      $  2,123,512 $  1,825,475 $  1,555,516 $    685,323 $     77,686
                ============ ============ ============ ============ ============
 Distributions per Unit of
  Limited Partnership
  Interest      $      17.81  $     15.31 $      13.80 $      11.59  $      3.12
                ============ ============ ============ ============  ===========
 Total Assets   $ 36,930,297 $ 36,726,054 $ 26,270,790 $ 20,319,832  $ 8,030,332
                ============ ============ ============ ============  ===========
 Notes Payable  $ 11,619,725 $ 10,821,000 $  _         $     _       $    _
                ============ ============ ============ ============  ===========
 Partners'Equity $24,881,672 $ 25,461,614 $ 25,956,493 $ 19,956,835  $ 7,928,235
                ============ ============ ============ ============  ===========
*  The Partnership had no operating activity prior to June 19, 1990.


BALANCE SHEETS
                                                       December 31,
                                            ------------------------------------
                                                 1994                 1993
                                            -------------        --------------
Assets:
  Cash and cash equivalents                 $    602,285        $    723,114
  Storage centers, net                        35,121,146          34,910,768
  Other assets                                   258,242             207,376
  Amortizable assets, less accumulated
     amortization of $749,074 and $283,726       746,789             682,961
  Land held for resale                           201,835             201,835
                                            -------------       -------------
       Total Assets                         $ 36,930,297        $ 36,726,054
                                            =============       =============

Liabilities And Partners' Equity (Deficit):
  Liabilities:
     Accounts payable and other
        accrued expenses                    $    428,900             443,440
     Notes payable                            11,619,725          10,821,000
                                            -------------       -------------
       Total Liabilities                      12,048,625          11,264,440
                                            -------------       -------------
  Partners' equity (deficit):
     Limited partners                         24,962,899          25,513,844
     General partner                             (81,227)            (52,230)
                                            -------------       -------------
       Total Partners' Equity                 24,881,672          25,461,614
                                            -------------       -------------
       Total Liabilities and
             Partners' Equity               $ 36,930,297        $ 36,726,054
                                            =============       =============


STATEMENTS OF EARNINGS
                                             Year Ended December 31,
                                     ----------------------------------------
                                          1994         1993         1992
                                       ----------   ----------  -----------
Revenues:
  Rental                              $6,608,932    $4,109,845   $ 2,572,560
  Interest and other income               56,948       230,099       333,318
                                      ------------  -----------   -----------
         Total Revenues                6,665,880     4,339,944     2,905,878
                                      ------------  -----------   -----------

Expenses:
  Operating                            1,625,933     1,183,446       830,506
  Property management fees               393,684       246,650       154,385
  Depreciation                         1,052,532       661,921       407,262
  Real estate taxes                      504,422       361,790       283,308
  Interest                               820,083       122,691
  Amortization                           465,348       211,138        59,112
  Administrative                         148,544       125,635       106,001
                                      ------------  -----------   -----------
         Total Expenses                5,010,546     2,913,271     1,840,574
                                      ------------  -----------   -----------

Earnings                              $1,655,334    $1,426,673   $ 1,065,304
                                      ===========   ===========   ===========

Earnings per unit of limited partnership
interest                              $    13.19    $    11.37   $      8.98
                                      ===========   ===========   ===========

Distributions per unit of limited partnership
interest                              $    17.81    $    15.31   $     13.80
                                      ===========   ===========   ===========



STATEMENTS OF PARTNERS' EQUITY (DEFICIT)
                                   Limited PartnersGeneral Partner    Total
                                   -------------  -------------  -------------
Balance, January 1, 1992           $ 19,955,720   $      1,115   $ 19,956,835
Contributions                         7,298,150                     7,298,150
Syndication Costs                      (726,412)                     (726,412)
Distributions                        (1,555,516)       (81,868)    (1,637,384)
Earnings                              1,012,039         53,265      1,065,304
                                   -------------  -------------  -------------

Balance, December 31, 1992           25,983,981        (27,488)    25,956,493
Distributions                        (1,825,475)       (96,077)    (1,921,552)
Earnings                              1,355,338         71,335      1,426,673
                                   -------------  -------------  -------------

Balance, December 31, 1993           25,513,844        (52,230)    25,461,614
Distributions                        (2,123,512)      (111,764)    (2,235,276)
Earnings                              1,572,567         82,767      1,655,334
                                   -------------  -------------  -------------

Balance, December 31, 1994         $ 24,962,899   $    (81,227)  $ 24,881,672
                                   ============== ============== =============


STATEMENTS OF CASH FLOWS
                                               Year Ended December 31,
                                      ------------------------------------------
                                          1994          1993          1992
                                      -----------   -----------   -----------
Operating Activities:
  Earnings                             $ 1,655,334   $1,426,673    $1,065,304
     Adjustments to reconcile earnings
     to net cash provided by operating activities:
       Depreciation and amortization     1,517,880      873,059       466,374
       Changes in operating accounts:
          Other assets                     (50,866)     (41,318)      (74,232)
          Accounts payable and other
           accrued expenses                (14,540)     129,143       190,201
                                      ------------  -----------   ------------
     Net cash provided by
      operating activities               3,107,808    2,387,557     1,647,647
                                      ------------  -----------   ------------

Investing Activities:
  Purchase of and improvements to
    storage centers                       (588,910) (15,476,979)  (11,742,547)
  Consideration for amortizable assets    (286,950)    (670,804)     (123,935)
                                      ------------  -----------   ------------
     Net cash used in
          investing activities            (875,860) (16,147,783)  (11,866,482)
                                      ------------  -----------   ------------

Financing Activities:
  Decrease in due to affiliates                                      (238,901)
  Increase in due from affiliates                                     414,000
  Capital contributions                                             7,298,150
  Syndication costs                                                  (726,412)
  Proceeds from notes payable            9,500,000    8,865,000
  Payments on notes payable             (9,375,275)    (865,000)
  Payments on loan costs                  (242,226)    (127,846)
  Distributions to partners             (2,235,276)  (1,921,552)   (1,637,384)
                                      ------------  -----------   ------------
     Net cash (used in) provided by
      financing activities              (2,352,777)   5,950,602     5,109,453
                                      ------------- -----------   ------------

  Decrease in cash and
      cash equivalents                    (120,829)  (7,809,624)   (5,109,382)
  Cash and cash equivalents at
    beginning of year                      723,114    8,532,738    13,642,120
                                      ------------  -----------   ------------
  Cash and cash equivalents
    at end of year                     $   602,285   $  723,114   $ 8,532,738
                                      ============  ============  ============

Supplemental disclosure of cash flow information:
  Cash paid during year for interest   $   776,498   $  113,247    $     _
                                      ============  ============  ============

Supplemental disclosure of non-cash investing activities:
  Liabilities incurred in connection with the
   purchase of storage centers         $   674,000   $2,821,000    $     _
                                       ============  ============  ============

NOTES TO FINANCIAL STATEMENTS
                    Three Years Ended December 31, 1994

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       General: IDS/Shurgard Income Growth Partners L.P. III (the Partnership) was organized under the laws of the State of Washington on November 15, 1988, for the purpose of acquiring, developing and operating storage and office and business park centers. The Partnership will terminate December 31, 2030, unless terminated at an earlier date. The general partner is Shurgard Associates L.P. III, a Washington limited partnership.
   As of December 31, 1994, there were approximately 4,000 limited partners in the Partnership. There were 119,215 units of limited partnership interest outstanding at a contribution of $250 per unit.
       Cash Equivalents: Cash equivalents consist of money market instruments with original maturities of 90 days or less.
      Storage Centers: Storage centers, including land, buildings and equipment, are recorded at cost. Depreciation on buildings and equipment is recorded on a straight-line basis over their estimated useful lives which range from three to thirty years.
       Acquisition Fees: Acquisition fees are recorded as capital contributions break escrow and are included in storage centers.
      Amortizable Assets: Amortizable assets, consisting primarily of noncompete covenants and loan costs, are amortized over their expected useful lives of two to eight years.
      Rental Revenue: Rental revenue is recognized as earned under accrual accounting principles.
      Taxes on Income: The financial statements do not reflect a provision for Federal income taxes because such taxes are the responsibility of the individual partners.
      Earnings Per Unit of Limited Partnership Interest: Earnings per unit of limited partnership interest is based on earnings allocated to the limited partners divided by the number of limited partnership units outstanding during the year. (119,215 units for each of the two years ended December 31, 1994 and 1993 and 112,747 weighted averaged units for the year ended December 31, 1992).
     Distributions Per Unit of Limited Partnership Interest: Distributions per unit of limited partnership interest is based on the total amount distributed to limited partners divided by the number of limited partnership units outstanding during the year (119,215 units for each of the two years ended December 31, 1994 and 1993 and 112,747 weighted averaged units for the year ended December 31, 1992).
      Reclassifications: Certain items in the 1993 financial statements have been reclassified to conform to the current year presentation.

NOTE B  NOTES PAYABLE
                                                  December 31,
                                          -------------------------
                                                1994        1993
                                            ----------- -----------
          Notes payable to sellers           $2,264,000  $2,821,000
          Note payable to bank                9,355,725   8,000,000
                                            ----------- -----------
                                            $11,619,725 $10,821,000
                                            =========== ===========

      Notes to sellers, which mature December 31, 1996, are secured by certain storage centers of the Partnership. Annual payments of principal are due 90 days after year end under conditions provided in the note agreement based on each center's performance. Quarterly interest is payable to the extent any center's net operating income, as defined, exceeds 10% of the Partnership's investment in the related center. During 1994, the Partnership made principal payments of $651,000 on these notes. Maturities of notes payable include $378,900 due March 31, 1995.
      On March 31, 1994, the Partnership consolidated outstanding notes payable totaling $8 million and borrowed an additional $1.5 million. The new terms of this note provide the Partnership the option to borrow up to $12.5 million. This note is secured by real estate and bears interest at 8.125%. The note matures April 1, 2001 and requires monthly payments of principal and interest based on a twenty-year amortization.
     Maturities of notes payable at December 31, 1994, are as follows:
           1995                                $  587,372
           1996                                 2,130,222
           1997                                   245,122
           1998                                   265,797
           1999                                   288,215
           Thereafter                           8,102,997


NOTE C  STORAGE CENTERS
     Storage centers consist of the following

                                                   December 31,
                                           ----------------------------
                                               1994           1993
                                           ------------   -----------
         Land                               $7,515,406     $5,880,250
         Buildings                          29,110,884     24,380,638
         Equipment                             668,167        516,671
                                            -----------    -----------
                                            37,294,457     30,777,559
         Less accumulated depreciation      (2,173,311)    (1,120,779)
                                            -----------    -----------
                                            35,121,146     29,656,780
         Security interest in storage centers               5,253,988
                                            -----------    -----------
                                           $35,121,146    $34,910,768
                                            ===========    ===========

      Security interest in storage centers represents the Partnership's interest in two California storage centers as part of a binding purchase agreement and was financed through a note payable to a commercial bank. These storage centers were purchased on February 10, 1994, for $5.7 million. The purchase price, as well as prorations and closing costs, were funded through notes payable to the seller of $674,000, the previously obtained note payable and cash. The seller's notes payable have terms consistent with those described in Note B.

NOTE D  ACQUISITION
      During the years ended December 31, 1992, 1993 and 1994, the Partnership acquired existing storage centers from unaffiliated parties. All 1992 acquisitions were purchased with cash; the 1993 and 1994 acquisitions were funded through a combination of bank notes, seller notes and cash. Certain information about these acquisitions is as follows:

                           Metropolitan        Acquisition
         Facility            Location             Price           Date
         ------------------ -------------------               ---------------
         Dobson Ranch       Phoenix, AZ       $ 1,640,000     February, 1992
         Norcross           Atlanta, GA         2,105,040     March, 1992
         Stone Mountain     Atlanta, GA         2,016,840     March, 1992
         Tucker             Atlanta, GA         2,052,120     March, 1992
         Forest Park        Atlanta, GA         2,098,300     March, 1992
         Rochester          Detroit, MI           800,000     March, 1992
         Castro Valley 1    San Francisco, CA   5,000,000     August, 1993
         Newark 1           San Francisco, CA   3,340,000     August, 1993
         San Leandro 1      San Francisco, CA   2,671,000     August, 1993
         Tracy 1            San Francisco, CA   2,250,000     August, 1993
         Sacramento 1       San Francisco, CA   2,834,000     February, 1994
         San Lorenzo 1      San Francisco, CA   2,905,000     February, 1994
         Castro Valley
          Office Bldg. 2    San Francisco, CA     500,000     May, 1994
        1 These  purchases were funded with cash, a $8  million  bank note, and $3.495 million in seller notes.
        2 This property was funded with cash.

      The transactions were accounted for as purchases, and the results of operations for each of the facilities from their respective acquisition date, have been included in the financial statements. The general partner estimates that if these properties had been acquired on January 1, 1994 and 1993, the pro forma combined results of operations for the year would have been as follows:

                                           (unaudited)
                                                  1994           1993
                                              ------------   ------------
          Total revenues                      $ 6,773,234    $ 6,237,005
          Earnings                            $ 1,613,010    $ 1,331,884
          Earnings per unit of limited
             partnership interest             $     12.85    $     10.61

     These pro-forma operating results include the Partnership's results of operations, less increased depreciation and amortization on storage centers and other assets, respectively, and increased interest expense on the bank loans.
      The pro-forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted for the full year and is not intended to be a projection of future results.

NOTE E  TRANSACTIONS WITH AFFILIATES
      In connection with the offering of units of limited partnership interest, the acquisition and development of storage centers and the management of both the centers and the Partnership, the Partnership has paid or accrued the following amounts to the general partner and its named affiliates:

                                                       December 31,
                                     -------------------------------------------
                                           1994          1993           1992
                                      -------------- ------------   ------------
Shurgard Associates L.P. III
     Acquisition fees                 $   _          $   _          $ 364,900
Shurgard Incorporated and IDS Partnership
     Services Corporation
      Registration expenses, reimburse-
        ments at cost                                                  95,000
      Property management fees           393,700        246,700       154,400
Shurgard Realty Advisors
  Nonaccountable expense allowance                                     54,700
  Expense reimbursements                                               56,400
IDS Financial Services, Inc. (IDS)
  Selling commissions                                                 434,000
  Nonaccountable expense allowance                                     18,200
IDS Management Corporation
  Investor services fees                                               91,200



                       INDEPENDENT AUDITORS' REPORT

General Partners and Limited Partners
IDS/Shurgard Income Growth Partners L.P. III
Seattle, Washington

     We have audited the accompanying balance sheets of IDS/Shurgard Income Growth Partners L.P. III as of December 31, 1994 and 1993, and the related statements of earnings, partners' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Seattle, Washington
February 6, 1995