Form 10-K405, Exhibit 13
period 1995-12-31
IDS SHURGARD INCOME GROWTH PARTNERS L P III
filed 1996-03-28
CIK 843024

MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS
        From 1993 to 1995, the Partnership's revenue and expenses increased primarily due to the acquisition of new storage centers and the interest on the corresponding debt. The Partnership acquired the following storage centers:
Sacramento and San Lorenzo (February 1994); Castro Valley Office Building (May
1994); Castro Valley, Newark, San Leandro and Tracy (August 1993).
        The Partnership's rental revenue and earnings from 1994 to 1995 increased 9% and 14%, respectively, resulting from a 10.7% increase in the average rental rate per square foot. Rate increases were partially offset by a decline in occupancies from 93% at December 31, 1993 to 90% at December 31, 1994 to 88% at December 31, 1995. Although the average occupancy for the Partnership has decreased, the Partnership seeks to maximize revenue by adjusting rents to match demand more flexibly. Store managers evaluate their store's rental rates, based on unit demand, unit availability and competitors' rental rates. The Partnership trains its store managers in revenue optimization and empowers them to adjust marginal rental rates based on their "on the ground" analysis of demand and availability at their particular store. In addition, the use of month-to-month leases, combined with customer turnover, allows rents to be quickly adjusted to match current demand in a flexible manner.
        Revenue for the three storage centers purchased in 1994 increased 20% or $156,000 in 1995 over their 1994 results, while comparable operating expenses increased by 5% or $15,000. These combined to provide a 32% or $141,000 increase in 1995 earnings for these centers compared to their 1994 operating results. These increases resulted from the additional two months of operations. Occupancies for these three centers, which averaged 91% during 1994, rose slightly to an average of 92% during 1995.
        Revenue and operating expenses for the four properties purchased in 1993 rose 161% or $1.3 million and 145% or $415,000 from 1993 to 1994, respectively. These increases reflect the additional seven months of operations in 1994. Additionally, revenue and expenses increased 8% or $173,000 and 4% or $26,000 from 1994 to 1995, respectively. This provided a 11% increase in 1995 earnings for these centers compared to 1994. Annual occupancies for these four centers averaged 91%, 90%, and 91% at December 31, 1993, 1994 and 1995, respectively.
        Storage centers owned prior to 1993 had increased revenue of 14% from 1993 to 1994 and 8% from 1994 to 1995. Operating expenses for these storage centers increased 8% or $126,000 in 1995 over 1994. The majority of this increase is due to 1) additional hours worked by managers, 2) higher repair and maintenance expenses which included retail renovations at the Tucker facility, and 3) increased store inventory costs. Additionally operating expenses increased 3% in 1994 over 1993. Annual occupancies for these storage centers averaged 94% at December 31, 1993, 89% at December 31, 1994, and 85% December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES
        CASH FROM OPERATIONS: Cash from operations increased by $720,300 from 1993 to 1994 and $337,200 from 1994 to 1995, reflecting the increase in earnings. Management believes that cash balances and cash flow from operations will be adequate to support the future operating needs of the Partnership.

        INVESTING ACTIVITIES: In 1993, the Partnership invested $237,000 in existing storage centers, including office remodeling at Norcross, Stone Mountain, Tucker and Forest Park and new signage at Rochester. The Partnership also purchased four storage centers during the third quarter of 1993 at a total cost of $13.3 million. The Partnership acquired a security interest in two additional properties as part of a binding purchase agreement with the same seller. These two centers were purchased on February 10, 1994, for $5.7 million. All six California properties are subject to similar terms under the purchase and sales agreements. These agreements provide the Partnership a 10% return on funds invested for the first three years. All of these storage centers are located in northern California, San Francisco Bay and Sacramento areas and they range in size from 58,000 to 69,000 net rentable square feet. Additionally, in March 1994, the Partnership purchased an office building from the same seller at a total cost of $500,000.
        In 1994, the Partnership invested $157,000 in existing storage centers. These improvements included new signage at Castro Valley, Newark, San Leandro and Tracy. Security improvements were also made at the Gilbert Dobson Ranch, Castro Valley, Newark and Tracy storage centers. As part of Stone Mountain and Forest Park's original acquisitions, the Partnership acquired undeveloped land in Atlanta adjacent to each storage center. The Partnership has listed both parcels with a local real estate broker for resale.
        During 1995, the Partnership invested $147,000 in capital improvements which included pavement work at the Gilbert, Allen Boulevard and Rochester storage centers, as well as a new perimeter fence at the Windcrest storage center. Additionally, the septic system at the Delray Beach storage center was replaced. Planned improvements for 1996 total approximately $188,600 and are expected to be funded from operations and cash reserves.
        FINANCING ACTIVITIES: During 1993, the Partnership issued $10,821,000 of debt in conjunction with the purchase of the six storage centers in the San Francisco area. This debt was comprised of an $8 million bank note and $2,821,000 in seller notes. Seller's notes require quarterly interest payments to the extent any center's net operating income, as defined, exceeds 10% of the Partnership's investment in the related center. Annual payments are due under conditions provided in the note agreement based on each center's performance.
        During 1994, the Partnership consolidated existing outstanding notes payable totaling $8 million and borrowed an additional $1.5 million. This new note matures April 1, 2001 and bears an interest rate of 8% until September 1996, at which time it reprices and can be fixed for various periods at the Partnership's option. Cash proceeds from the additional borrowing under this note were used to make $580,000 in payments on the seller's notes taken in 1993 and fund the $500,000 purchase price of the Castro Valley office building. The terms of this note provide the Partnership the option to borrow up to an additional $3 million. It may be necessary for the Partnership to borrow under this provision to meet the future repayment obligations of the seller's notes to the extent they cannot be funded from operating cash flow. In 1994, the Partnership made the final payments of $651,000 on the seller's notes that originated with the purchase of the Tracy and San Leandro storage centers.
        In 1995, the Partnership made a $65,347 payment on the seller's note which originated with the purchase of the Castro Valley storage center as well as final payment of $615,000 on the seller's note which originated with the purchase of the Newark storage center. Subsequent to year end, the Partnership borrowed $600,000 on its bank note to partially fund the final payment of $909,653 on the seller's note which originated with the purchase of the Castro Valley storage center and to replenish cash reserves.
        DISTRIBUTIONS TO PARTNERS: Annualized distribution rates were 7.5%, 7.125%, and 6.125% for 1995, 1994 and 1993, respectively. Distributions are expected to continue on a quarterly basis and will reflect the Partnership's future operating results and cash position.
        POTENTIAL TRANSACTION: The Partnership is currently conducting discussions with an affiliated party regarding the possible acquisition of an interest in, or a merger with, the Partnership. Whether and when the Partnership will reach agreement regarding this potential acquisition will depend on a number of factors. There can be no assurance that any agreement will be reached, or if reached, that the transactions contemplated thereby will be consummated.

SELECTED FINANCIAL INFORMATION


                                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       1995         1994          1993          1992          1991
-----------------------------------------------------------------------------------------------------
Rental Revenue                  $  7,224,762  $ 6,608,932  $  4,109,845  $  2,572,560   $   354,807
-----------------------------------------------------------------------------------------------------
Interest and Other Income       $     36,378  $    56,948  $    230,099  $    333,318   $   583,711
-----------------------------------------------------------------------------------------------------
Earnings                        $  1,885,279  $ 1,655,334  $  1,426,673  $  1,065,304   $   607,355
-----------------------------------------------------------------------------------------------------
Earnings per Unit of Limited
-----------------------------------------------------------------------------------------------------
    Partnership Interest        $      15.02  $     13.19  $      11.37  $       8.98   $      9.76
-----------------------------------------------------------------------------------------------------
Distributions to
-----------------------------------------------------------------------------------------------------
    Limited Partners            $  2,235,276  $ 2,123,512  $  1,825,475  $  1,555,516   $   685,323
-----------------------------------------------------------------------------------------------------
Distributions per Unit of
-----------------------------------------------------------------------------------------------------
    Limited Partnership
-----------------------------------------------------------------------------------------------------
    Interest                    $      18.75  $     17.81  $      15.31  $      13.80   $     11.59
-----------------------------------------------------------------------------------------------------
Total Assets                    $ 35,636,187  $36,930,297  $ 36,726,054  $ 26,270,790   $20,319,832
-----------------------------------------------------------------------------------------------------
Notes Payable                   $ 10,745,854  $11,619,725  $ 10,821,000  $        --    $        --
-----------------------------------------------------------------------------------------------------
Partners' Equity                $ 24,414,027  $24,881,672  $ 25,461,614  $ 25,956,493   $19,956,835
-----------------------------------------------------------------------------------------------------



BALANCE SHEETS

                                                             DECEMBER 31,
                                                       1995               1994
--------------------------------------------------------------------------------
ASSETS:
--------------------------------------------------------------------------------
    Cash and cash equivalents                    $    673,130      $    602,285
--------------------------------------------------------------------------------
    Storage centers, net                           34,146,500        35,121,146
--------------------------------------------------------------------------------
    Other assets                                      250,621           258,242
--------------------------------------------------------------------------------
    Amortizable assets, less accumulated
--------------------------------------------------------------------------------
       amortization of $1,131,762 and $749,074        364,101           746,789
--------------------------------------------------------------------------------
    Land held for resale                              201,835           201,835
--------------------------------------------------------------------------------
         Total Assets                            $ 35,636,187      $ 36,930,297
--------------------------------------------------------------------------------
LIABILITIES AND PARTNERS' EQUITY (DEFICIT):
--------------------------------------------------------------------------------
    Liabilities:
--------------------------------------------------------------------------------
         Accounts payable and other accrued
--------------------------------------------------------------------------------
            expenses                             $    476,306           428,900
--------------------------------------------------------------------------------
         Notes payable                             10,745,854        11,619,725
--------------------------------------------------------------------------------
             Total Liabilities                     11,222,160        12,048,625
--------------------------------------------------------------------------------
    Partners' equity (deficit):
--------------------------------------------------------------------------------
         Limited partners                          24,518,638        24,962,899
--------------------------------------------------------------------------------
         General partner                             (104,611)          (81,227)
--------------------------------------------------------------------------------
             Total Partners' Equity                24,414,027        24,881,672
--------------------------------------------------------------------------------
             Total Liabilities and
--------------------------------------------------------------------------------
                Partners' Equity                 $ 35,636,187      $ 36,930,297
--------------------------------------------------------------------------------

See notes to financial statements.


STATEMENTS OF EARNINGS
                                                 YEAR ENDED DECEMBER 31,
                                              1995         1994         1993
--------------------------------------------------------------------------------
REVENUE:
--------------------------------------------------------------------------------
    Rental                             $  7,224,762  $ 6,608,932  $  4,109,845
--------------------------------------------------------------------------------
    Interest and other income                36,378       56,948       230,099
--------------------------------------------------------------------------------
              Total Revenue               7,261,140    6,665,880     4,339,944
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EXPENSES:
--------------------------------------------------------------------------------
    Operating                             1,799,970    1,625,933     1,183,446
--------------------------------------------------------------------------------
    Property management fees                433,316      393,684       246,650
--------------------------------------------------------------------------------
    Depreciation                          1,122,039    1,052,532       661,921
--------------------------------------------------------------------------------
    Real estate taxes                       506,460      504,422       361,790
--------------------------------------------------------------------------------
    Interest                                960,964      820,083       122,691
--------------------------------------------------------------------------------
    Amortization                            382,688      465,348       211,138
--------------------------------------------------------------------------------
    Administrative                          170,424      148,544       125,635
--------------------------------------------------------------------------------
              Total Expenses              5,375,861    5,010,546     2,913,271
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EARNINGS                               $  1,885,279  $ 1,655,334  $  1,426,673
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EARNINGS PER UNIT OF LIMITED
--------------------------------------------------------------------------------
  PARTNERSHIP INTEREST                 $      15.02  $     13.19  $      11.37
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DISTRIBUTIONS PER UNIT OF LIMITED
--------------------------------------------------------------------------------
  PARTNERSHIP INTEREST                 $      18.75   $    17.81  $      15.31
--------------------------------------------------------------------------------

See notes to financial statements.

STATEMENTS OF PARTNERS' EQUITY (DEFICIT)


                            Limited Partners    General Partner        Total
--------------------------------------------------------------------------------
Balance, January 1, 1993      $ 25,983,981       $  (27,488)       $ 25,956,493
--------------------------------------------------------------------------------
Distributions                   (1,825,475)         (96,077)         (1,921,552)
--------------------------------------------------------------------------------
Earnings                         1,355,338           71,335           1,426,673
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Balance, December 31, 1993      25,513,844          (52,230)         25,461,614
--------------------------------------------------------------------------------
Distributions                   (2,123,512)        (111,764)         (2,235,276)
--------------------------------------------------------------------------------
Earnings                         1,572,567           82,767           1,655,334
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Balance, December 31, 1994      24,962,899          (81,227)         24,881,672
--------------------------------------------------------------------------------
Distributions                   (2,235,276)        (117,648)         (2,352,924)
--------------------------------------------------------------------------------
Earnings                         1,791,015           94,264           1,885,279
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995    $ 24,518,638       $ (104,611)       $ 24,414,027
--------------------------------------------------------------------------------


See notes to financial statements.

STATEMENTS OF CASH FLOWS


                                                                     YEAR ENDED DECEMBER 31,
                                                              1995            1994           1993
-----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
-----------------------------------------------------------------------------------------------------
    Earnings                                              $ 1,885,279    $ 1,655,334   $ 1,426,673
-----------------------------------------------------------------------------------------------------
      Adjustments to reconcile earnings
-----------------------------------------------------------------------------------------------------
        to net cash provided by operating activities:
-----------------------------------------------------------------------------------------------------
          Depreciation and amortization                     1,504,727      1,517,880        873,059
-----------------------------------------------------------------------------------------------------
          Changes in operating accounts:
-----------------------------------------------------------------------------------------------------
            Other assets                                        7,621        (50,866)       (41,318)
-----------------------------------------------------------------------------------------------------
            Accounts payable and other
-----------------------------------------------------------------------------------------------------
              accrued expenses                                 47,406        (14,540)       129,143
-----------------------------------------------------------------------------------------------------
      Net cash provided by operating activities             3,445,033      3,107,808     2, 387,557
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
-----------------------------------------------------------------------------------------------------
    Purchase of and improvements to
-----------------------------------------------------------------------------------------------------
       storage centers                                       (147,393)      (588,910)   (15,476,979)
-----------------------------------------------------------------------------------------------------
    Consideration for amortizable assets                                    (286,950)      (670,804)
-----------------------------------------------------------------------------------------------------
      Net cash used in investing activities                  (147,393)      (875,860)   (16,147,783)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
-----------------------------------------------------------------------------------------------------
    Proceeds from notes payable                                            9,500,000      8,865,000
-----------------------------------------------------------------------------------------------------
    Payments on notes payable                                (873,871)    (9,375,275)      (865,000)
-----------------------------------------------------------------------------------------------------
    Payments of loan costs                                                  (242,226)      (127,846)
-----------------------------------------------------------------------------------------------------
    Distributions to partners                              (2,352,924)    (2,235,276)    (1,921,552)
-----------------------------------------------------------------------------------------------------
      Net cash (used in) provided
-----------------------------------------------------------------------------------------------------
        by financing activities                            (3,226,795)    (2,352,777)      5,950,602
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
    Increase (decrease) in cash and cash
-----------------------------------------------------------------------------------------------------
       equivalents                                             70,845       (120,829)    (7,809,624)
-----------------------------------------------------------------------------------------------------
    Cash and cash equivalents at beginning
-----------------------------------------------------------------------------------------------------
       of year                                                602,285        723,114      8,532,738
-----------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year              $   673,130    $   602,285   $    723,114
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
-----------------------------------------------------------------------------------------------------
    Cash paid during year for interest                    $   940,442    $   776,498   $    113,247
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
-----------------------------------------------------------------------------------------------------
    Liabilities incurred in connection with the
-----------------------------------------------------------------------------------------------------
      purchase of storage centers                         $              $   674,000   $  2,821,000
-----------------------------------------------------------------------------------------------------

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    GENERAL: IDS/Shurgard Income Growth Partners L.P. III (the Partnership) was organized under the laws of the State of Washington on November 15, 1988, to serve as a vehicle for investments in and ownership of, a professionally managed, real estate portfolio consisting of self storage properties which provide month-to-month leases for business and personal use. The Partnership will terminate December 31, 2030, unless terminated at an earlier date. The general partner is Shurgard Associates L.P. III, a Washington limited partnership.
    As of December 31, 1995, there were approximately 4,100 limited partners in the Partnership. There were 119,215 units of limited partnership interest outstanding at a contribution of $250 per unit.
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates.
    CASH EQUIVALENTS: Cash equivalents consist of money market instruments with original maturities of 90 days or less.
    STORAGE CENTERS: Storage centers, including land, buildings and equipment are recorded at cost. Depreciation on buildings and equipment is recorded on a straight-line basis over their estimated useful lives which range from three to thirty years.
    AMORTIZABLE ASSETS: Amortizable assets, consisting primarily of non-compete covenants and loan costs, are amortized over their expected useful lives of two to eight years.
    RENTAL REVENUE: Rental revenue is recognized as earned under accrual accounting principles.
    TAXES ON INCOME: The financial statements do not reflect a provision for Federal income taxes because such taxes are the responsibility of the individual partners.
    LITIGATION: The Partnership has a policy of accuring for probable losses, which if any, could be material to the future financial postion or results of operations at December 31, 1995. There are currently no known probable losses, therefore, no such accruals have been made.
    EARNINGS PER UNIT OF LIMITED PARTNERSHIP INTEREST: Earnings per unit of limited partnership interest is based on earnings allocated to the limited partners divided by the number of limited partnership units outstanding during the year (119,215 units for each of the three years ended December 31, 1995).
    DISTRIBUTIONS PER UNIT OF LIMITED PARTNERSHIP INTEREST: Distributions per unit of limited partnership interest is based on the total amount distributed to limited partners divided by the number of limited partnership units outstanding during the year (119,215 units for each of the three years ended December 31, 1995).
    VALUATION OF LONG LIVED ASSETS: The Partnership, using its best estimates based on reasonable and supportable assumptions and projections, reviews storage centers and other assets for impairment whenever events or changes in circumstances have indicated that the carrying amounts of its assets might not be recoverable. Impaired assets are reported at the lower of cost or fair value. Assets to be disposed of are reported at the lower of cost or net realizable value. At December 31, 1995, no assets had been written down.

NOTE B -- STORAGE CENTERS
    Storage centers consist of the following:


                                                          DECEMBER 31,
                                                     1995               1994
--------------------------------------------------------------------------------
Land                                          $   7,503,081      $   7,515,406
--------------------------------------------------------------------------------
Buildings                                        29,238,967         29,110,884
--------------------------------------------------------------------------------
Equipment                                           699,802            668,167
--------------------------------------------------------------------------------
                                                 37,441,850         37,294,457
--------------------------------------------------------------------------------
Less accumulated depreciation                    (3,295,350)        (2,173,311)
--------------------------------------------------------------------------------
                                              $  34,146,500      $  35,121,146
--------------------------------------------------------------------------------

NOTE C -- NOTES PAYABLE


                                                          DECEMBER 31,
                                                     1995              1994
--------------------------------------------------------------------------------
Notes payable to sellers                      $   1,583,653     $   2,264,000
--------------------------------------------------------------------------------
Note payable to bank                              9,162,201         9,355,725
--------------------------------------------------------------------------------
                                              $  10,745,854     $  11,619,725
--------------------------------------------------------------------------------


         On March 31, 1994, the Partnership consolidated outstanding notes payable totaling $8 million and borrowed an additional $1.5 million. The new terms of this note provide the Partnership the option to borrow an additionsl $3 million. This note is secured by real estate and bears interest at 8%. The note matures April 1, 2001 and requires monthly payments of principal and interest based on a twenty-year amortization. The note reprices to market every six months, accordingly, the recorded value approximates fair value.
         Notes to sellers, which mature December 31, 1996, are secured by certain storage centers of the Partnership. The recorded value of these seller's notes approximates fair value. Annual payments of principal are due 90 days after year end under conditions provided in the note agreement based on each center's performance. Quarterly interest is payable to the extent any center's net operating income, as defined, exceeds 10% of the Partnership's investment in the related center. In 1994 and 1995, the Partnership made principal payments of $651,000 and $680,347 respectively, on these notes. Subsequent to year end, the Partnership borrowed $600,000 on its bank note to partially fund the final payment of $909,653 on the seller's note that originated with the purchase of the Castro Valley storage center and to replenish cash reserves. Maturities of notes payable include this final payment made February 29, 1996.
         Maturities of notes payable at December 31, 1995, are as follows:

--------------------------------------------------------------------------------
         1996                                 $   1,798,135
--------------------------------------------------------------------------------
         1997                                       233,730
--------------------------------------------------------------------------------
         1998                                       254,705
--------------------------------------------------------------------------------
         1999                                       277,563
--------------------------------------------------------------------------------
         2000                                       302,472
--------------------------------------------------------------------------------
         Thereafter                               7,879,249
--------------------------------------------------------------------------------
                                              $  10,745,854
--------------------------------------------------------------------------------


NOTE D -- ACQUISITION
         During the years ended December 31, 1993 and 1994, the Partnership acquired existing storage centers from unaffiliated parties. These acquisitions were funded through a combination of bank notes, seller notes and cash. Certain information about these acquisitions is as follows:

                         PROPERTY           ACQUISITION
FACILITY                 LOCATION             PRICE            DATE
--------------------------------------------------------------------------------
  Castro Valley(1)      Castro Valley, CA   5,000,000      August, 1993
--------------------------------------------------------------------------------
  Newark(1)             Newark, CA          3,340,000      August, 1993
--------------------------------------------------------------------------------
  San Leandro(1)        San Leandro, CA     2,671,000      August, 1993
--------------------------------------------------------------------------------
  Tracy(1)              Tracy, CA           2,250,000      August, 1993
--------------------------------------------------------------------------------
  Sacramento(1)         Sacramento, CA      2,834,000      February, 1994
--------------------------------------------------------------------------------
  San Lorenzo(1)        San Lorenzo, CA     2,905,000      February, 1994
--------------------------------------------------------------------------------
  Castro Valley
    Office Bldg.(2)     Castro Valley, CA     500,000      May, 1994
--------------------------------------------------------------------------------


1 These purchases were funded with cash, a $8 million bank note, and $3.495 million in seller notes.
2   This purchase was funded with cash.

         The transactions were accounted for as purchases, and the results of operations for each of the storage centers from their respective acquisition date have been included in the financial statements. The general partner estimates that if these properties had been acquired on January 1, 1994 and 1993, the pro forma combined results of operations for the year would have been as follows:

                                                          (unaudited)
                                                     1994              1993
--------------------------------------------------------------------------------
    Total revenue                             $   6,773,234     $   6,237,005
--------------------------------------------------------------------------------
    Earnings                                  $   1,613,010     $   1,331,884
--------------------------------------------------------------------------------
    Earnings per unit of limited
      partnership interest                    $       12.85     $       10.61
--------------------------------------------------------------------------------


    These pro forma operating results include the Partnership's results of operations, less increased depreciation and amortization on storage centers and other assets, respectively, and increased interest expense on the bank loans.
    The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted for the full year and is not intended to be a projection of future results.

NOTE E -- TRANSACTIONS WITH AFFILIATES
    In connection with the management of the centers, the Partnership has paid or accrued a monthly property management fee equal to 6% of the properties gross revenue to Shurgard Storage Centers, Inc., an affiliate of the general partner. On March 24, 1995 the Management Company of Shurgard Incorporated merged with Shurgard Storage Centers, Inc. Prior to the merger date such fees were paid to the Management Company of Shurgard Incorporated.

                             INDEPENDENT AUDITORS' REPORT



General Partners and Limited Partners
IDS/Shurgard Income Growth Partners L.P. III
Seattle, Washington


         We have audited the accompanying balance sheets of IDS/Shurgard Income Growth Partners L.P. III as of December 31, 1995 and 1994, and the related statements of earnings, partners' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




Deloitte & Touche LLP

Seattle, Washington
March 1, 1996